Exhibit 99.1

LATAM AIRLINES GROUP ANNOUNCES GUIDANCE FOR 2020

Santiago, Chile, December 13, 2019– LATAM Airlines Group S.A. and its subsidiaries, (“LATAM Airlines Group” or “the Company”) (NYSE: LTM / IPSA: LTM), which offer leading connectivity for passenger and cargo transport in Latin America, today reported its guidance for 2020.

Having reviewed its operational projections for next year, the Company estimates an operating margin for the full year 2020 of between 7.0% and 8.5%.

LATAM will review its guidance on a quarterly basis to incorporate any important changes in macroeconomic variables or operating performance.

Guidance		2019E	2020E

ASK Growth	International	0%	0% - 2%
	Brazil Domestic	8%	7% - 9%
	Spanish Speaking Countries Domestic	11%	6% - 8%
	TOTAL	4%	3% - 5%

ATK Growth		-2%	4% - 6%

Operating Margin		~7.0%	7.0% - 8.5%

Assumptions
Average exchange rate (BRL/USD)			4.20
Jet Fuel Price (US$/bbl)			79

Note: ASK and ATK growths for 2019 include the projection for December 2019.

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-2525

www.latamairlinesgroup.net

About LATAM Airlines Group S.A.

For any commercial or brand related query, visit www.latam.com. Further financial information is available via www.latamairlinesgroup.net

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world, offering services to 145 destinations in 26 countries, including six domestic markets in Latin America – Argentina, Brazil, Chile, Colombia, Ecuador and Peru – in addition to international operations in Latin America, Europe, the United States, the Caribbean, Oceania, Africa and Asia.

The airline group employs over 42,000 people worldwide, operating approximately 1,300 flights per day and transporting over 72 million passengers per year.

LATAM Airlines Group has 327 aircraft in its fleet, which features the latest and most modern models including the Boeing 787, Airbus A350, A321 and A320neo.

LATAM Airlines Group is the only airline group in the Americas and one of three worldwide to be part of the Dow Jones Sustainability ‘World’ Index. In 2019, it was recognized by the index for sustainable practices, based on economic, social and environmental criteria, for the sixth consecutive year.

LATAM Airlines Group shares are traded on the Santiago Stock Exchange and the New York Stock Exchange in the form of ADRs.

For any commercial or brand related query, visit www.latam.com. Further financial information is available via www.latamairlinesgroup.net